UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-25955

Waste Services (CA) Inc. (formerly Capital Environmental Resource Inc.)

(Exact name of registrant as specified in its charter)

1122 International Blvd., Suite 601, Burlington Ontario, Canada L7L 6Z8, (905) 319-1237

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value (See Explanatory Note below)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

     Approximate number of holders of record as of the certification or notice date: Common Shares: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 3, 2004	By:	/s/ Ivan R. Cairns
Ivan R. Cairns
Executive Vice President, General Counsel

EXPLANATORY NOTE

     Effective July 31, 2004, Waste Services (CA) Inc. (formerly Capital Environmental Resource Inc.), or Capital Environmental, completed a migration transaction pursuant to which its corporate structure was reorganized so that Waste Services, Inc., or Waste Services, its Delaware subsidiary, became the ultimate parent company of the Capital Environmental corporate group. The migration transaction occurred by way of a plan of arrangement under the Business Corporations Act (Ontario). Pursuant to the plan of arrangement, common shares of Capital Environmental were either: (1) exchanged for shares of Waste Services common stock by certain eligible holders; or (2) were converted into Capital Environmental exchangeable shares. As a result of the migration transaction, Capital Environmental Holdings Company, a wholly owned Nova Scotia subsidiary held by Waste Services, is the sole shareholder of Capital Environmental. Accordingly, Capital Environmental’s common shares are held of record by less than 300 persons. This Form 15 is being filed to terminate the registration of common shares of Capital Environmental.

     The common stock of Waste Services is quoted on the Nasdaq National Market and trades under the symbol “WSII.”

2